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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 68671 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tigress Financial Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 West 47th Street, Suite 1725
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia DiBartolo, CEO (212) 804-6169
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 133-10 39 Ave, Flushing | | NY | 11354 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
16

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

14046827

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SD 3/12/14

## OATH OR AFFIRMATION

I, Cynthia DiBartolo, Esq CEO of Tigress Financial Partners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC, as of the 26th day of February, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRIS STECKMAN NOTARY PUBLIC STATE OF NEW YORK NO. 02ST6278257 QUALIFIED IN SUFFOLK COUNTY COMM. EXP. 03/25/2017

Cynthia DiBartolo, Esq
Signature

CEO
Title

Tigress Financial Partners, LLC

Kris Steckman
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TIGRESS FINANCIAL PARTNERS, LLC

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2013

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 11,645 |
| Receivable from clearing organization | | 18,853 |
| Deposit with clearing organization | | 75,000 |
| Property and equipment, net of accumulated depreciation of $16,583 *(Notes 2 and 3)* | | 29,614 |
| Other assets *(Note 5)* | | 21,730 |
| TOTAL ASSETS | $ | 156,842 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 53,289 |
| Total current liabilities | | 53,289 |
| COMMITMENTS AND CONTINGENCIES *(Notes 4 and 7)* | | - |
| MEMBER'S EQUITY | | 103,553 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 156,842 |

See accompanying notes to financial statements.